Exhibit 99.2

November 24, 2025

Board of Directors
Select Medical Holdings Corporation
4714 Gettysburg Road
Mechanicsburg, Pennsylvania 17055

Re: Non-Binding Offer to Acquire Select Medical Holdings Corporation (“SEM” or the “Company”)

Dear Members of the Board:

I am pleased to submit this non-binding indication of interest (the “Proposal”) to acquire all the Company’s outstanding shares of common stock (the “Potential Transaction”) at an all-cash purchase price of $16.00 to $16.20 per share (the “Offer Price”). The Offer Price represents a premium of 21.0% to 22.5% to the Company’s 90-day volume-weighted average daily trading price of $13.22 per share as of November 21, 2025. As such, this Proposal would provide the Company’s stockholders with an opportunity to realize immediate liquidity at a significant premium.

As the Executive Chairman and a Co-Founder of SEM, I believe that I am uniquely positioned to timely execute an acquisition of the Company on attractive terms for the Company’s shareholders.  First, I have deep familiarity with SEM’s business and am prepared to move forward with an expedited due diligence process and to negotiate and execute definitive transaction documentation within eight weeks of submitting this Proposal.  Second, my equity partners and I have intimate knowledge and operating experience in each of the Company’s segments—Critical Illness Recovery Hospitals, Rehabilitation Hospitals, Outpatient Rehabilitation and other businesses—including longstanding relationships with the Company’s joint venture partners and other healthcare providers.  Finally, my equity partners’ and my status as “Permitted Holders” under certain of the Company’s existing indebtedness would permit such indebtedness to remain outstanding following completion of the transaction, facilitating our ability to finance the Proposal on attractive terms.

This Proposal is not subject to any financing conditions and would be fully financed by committed equity financing from funds affiliated with Welsh, Carson, Anderson & Stowe (“WCAS”) and committed debt financing from J.P. Morgan and Wells Fargo.  Based on publicly available information, J.P. Morgan and Wells Fargo have provided me with a commitment letter for the debt portion of the financing, and WCAS has indicated to me high confidence in its ability to provide committed equity financing to support this Proposal, subject to completion of diligence. Additionally, Martin Jackson, SEM’s Senior Executive Vice President of Strategic Finance & Operations, would be part of the equity consortium supporting this Proposal (the “Consortium”). Currently, members of the Consortium and its affiliates hold, collectively, approximately 12.4% of the outstanding shares of the Company, and will agree to roll over such shares into equity of the surviving company.  I may, at the appropriate time and in consultation with the board of directors of SEM, invite other members of management or the board of directors of the Company to roll over their outstanding equity of the Company as well.

While any Potential Transaction will be subject to satisfactory diligence and customary approvals and closing conditions, I do not anticipate substantial regulatory or other hurdles or delays to consummating a Potential Transaction.  I expect the Company’s board of directors will appoint a Special Committee comprised entirely of disinterested directors to evaluate this Proposal. I will not pursue this Proposal without approval of the Special Committee, advised by independent legal and financial advisors, and further expect that the definitive merger agreement will include a non-waivable condition requiring the approval of a majority of the votes cast by the shares of SEM stock that are not held by members of the Consortium and its affiliates.

As required by applicable law, I intend to promptly file a Schedule 13D, including a copy of this letter, with the Securities and Exchange Commission.

This letter and the Proposal constitute a non-binding indication of my interest in a transaction with the Company and are not intended to create a legally binding obligation or agreement of the Consortium, the Company or of their respective shareholders, representatives or affiliates concerning the Potential Transaction, which is expressly subject to the negotiation and execution of appropriate and acceptable definitive agreements. I reserve the right to withdraw or modify this Proposal at any time.

I look forward to the opportunity to work with the Special Committee to move quickly towards a successful transaction.

Sincerely,
By:	/s/ Robert Ortenzio

Name:	Robert Ortenzio

Title:	Executive Chairman and Co-Founder, Select Medical Corporation

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